UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

KAR Auction Services, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

48238T109

(CUSIP Number)

Roy Mackenzie

Ignition Acquisition Holdings LP,

c/o Apax Partners, L.P.

601 Lexington Avenue, 53rd Floor

New York, NY 10022

(212) 753-6300

Copies to

Ryerson Symons

Jakob Rendtorff

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48238T109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ignition Acquisition Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,169,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,169,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,169,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

*

Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 500,000 Series A Preferred Stock of the Issuer issued to Ignition Acquisition Holdings LP on June 10, 2020, assuming a conversion price of $17.75. See Item 5 of this Schedule 13D for further information.

**

Based on 129,175,792 shares of common stock outstanding as of April 30, 2020 (as disclosed in the Form 10-Q filed by the Issuer on May 7, 2020) plus the 28,169,000 shares of common stock issuable upon conversion of 500,000 Series A Preferred Stock of the Issuer issued to Ignition Acquisition Holdings LP on June 10, 2020. See Item 3 of this Schedule 13D for further information.

CUSIP No. 48238T109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ignition Acquisition Holdings GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,169,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,169,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,169,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 500,000 Series A Preferred Stock of the Issuer issued to Ignition Acquisition Holdings LP on June 10, 2020, assuming a conversion price of $17.75. See Item 5 of this Schedule 13D for further information.

**

Based on 129,175,792 shares of common stock outstanding as of April 30, 2020 (as disclosed in the Form 10-Q filed by the Issuer on May 7, 2020) plus the 28,169,000 shares of common stock issuable upon conversion of 500,000 Series A Preferred Stock of the Issuer issued to Ignition Acquisition Holdings LP on June 10, 2020. See Item 3 of this Schedule 13D for further information.

CUSIP No. 48238T109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ignition Parent LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,169,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,169,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,169,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

*

Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 500,000 Series A Preferred Stock of the Issuer issued to Ignition Acquisition Holdings LP on June 10, 2020, assuming a conversion price of $17.75. See Item 5 of this Schedule 13D for further information.

**

Based on 129,175,792 shares of common stock outstanding as of April 30, 2020 (as disclosed in the Form 10-Q filed by the Issuer on May 7, 2020) plus the 28,169,000 shares of common stock issuable upon conversion of 500,000 Series A Preferred Stock of the Issuer issued to Ignition Acquisition Holdings LP on June 10, 2020. See Item 3 of this Schedule 13D for further information.

CUSIP No. 48238T109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ignition GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,169,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,169,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,169,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 500,000 Series A Preferred Stock of the Issuer issued to Ignition Acquisition Holdings LP on June 10, 2020, assuming a conversion price of $17.75. See Item 5 of this Schedule 13D for further information.

**

Based on 129,175,792 shares of common stock outstanding as of April 30, 2020 (as disclosed in the Form 10-Q filed by the Issuer on May 7, 2020) plus the 28,169,000 shares of common stock issuable upon conversion of 500,000 Series A Preferred Stock of the Issuer issued to Ignition Acquisition Holdings LP on June 10, 2020. See Item 3 of this Schedule 13D for further information.

CUSIP No. 48238T109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ignition Topco Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,169,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,169,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,169,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 500,000 Series A Preferred Stock of the Issuer issued to Ignition Acquisition Holdings LP on June 10, 2020, assuming a conversion price of $17.75. See Item 5 of this Schedule 13D for further information.

**

Based on 129,175,792 shares of common stock outstanding as of April 30, 2020 (as disclosed in the Form 10-Q filed by the Issuer on May 7, 2020) plus the 28,169,000 shares of common stock issuable upon conversion of 500,000 Series A Preferred Stock of the Issuer issued to Ignition Acquisition Holdings LP on June 10, 2020. See Item 3 of this Schedule 13D for further information.

CUSIP No. 48238T109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Apax X GP Co. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,169,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,169,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,169,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 500,000 Series A Preferred Stock of the Issuer issued to Ignition Acquisition Holdings LP on June 10, 2020, assuming a conversion price of $17.75. See Item 5 of this Schedule 13D for further information.

**

Based on 129,175,792 shares of common stock outstanding as of April 30, 2020 (as disclosed in the Form 10-Q filed by the Issuer on May 7, 2020) plus the 28,169,000 shares of common stock issuable upon conversion of 500,000 Series A Preferred Stock of the Issuer issued to Ignition Acquisition Holdings LP on June 10, 2020. See Item 3 of this Schedule 13D for further information.

CUSIP No. 48238T109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Apax Guernsey (Holdco) PCC Limited Apax X Cell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,169,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,169,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,169,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 500,000 Series A Preferred Stock of the Issuer issued to Ignition Acquisition Holdings LP on June 10, 2020, assuming a conversion price of $17.75. See Item 5 of this Schedule 13D for further information.

**

Based on 129,175,792 shares of common stock outstanding as of April 30, 2020 (as disclosed in the Form 10-Q filed by the Issuer on May 7, 2020) plus the 28,169,000 shares of common stock issuable upon conversion of 500,000 Series A Preferred Stock of the Issuer issued to Ignition Acquisition Holdings LP on June 10, 2020. See Item 3 of this Schedule 13D for further information.

This Schedule 13D reports the beneficial ownership of the Reporting Persons (as defined below) of the shares of Common Stock (as defined below) underlying the shares of Series A Preferred Stock (as defined below) held by Ignition Acquisition Holdings LP, as reported herein. The convertibility (other than due to the passage of time, as described below) of the Series A Preferred Stock into shares of Common Stock was subject to the satisfaction of all waiting periods and filing requirements under the Hart-Scott Rodino Antitrust Improvements Act of 1976, which satisfaction occurred on June 22, 2020. Therefore, as of June 22, 2020, the Reporting Persons became the beneficial owners of the shares of Common Stock underlying such Series A Preferred Stock described herein.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”) of KAR Auction Services, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 11299 N. Illinois Street, Carmel, Indiana 46032.

Item 2.	Identity and Background

(a), (b), (c), (f)

This Schedule 13D is filed jointly by the following entities, all of whom are together referred to herein as the “Reporting Persons”. The principal business of each of the Reporting Persons is to make and manage investments in various business organizations. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of each of the Reporting Persons is attached as Exhibit 2 to this Schedule 13D.

Ignition Acquisition Holdings LP

c/o Apax Partners, L.P.

601 Lexington Avenue,

New York, New York

Place of Organization: Delaware

Ignition Acquisition Holdings GP LLC

c/o Apax Partners, L.P.

601 Lexington Avenue,

New York, New York

Place of Organization: Delaware

Ignition Parent LP

c/o Apax Partners, L.P.

601 Lexington Avenue,

New York, New York

Place of Organization: Delaware

Ignition GP LLC

c/o Apax Partners, L.P.

601 Lexington Avenue,

New York, New York

Place of Organization: Delaware

Ignition Topco Ltd

P.O. Box 656, East Wing, Trafalgar Court

Les Banques, St. Peter Port, Guernsey GY1 3PP

Place of Organization: Guernsey

Apax X GP Co. Limited

Third Floor, Royal Bank Place, 1 Glategny Esplanade,

St. Peter Port, Guernsey, GY1 2HJ

Place of Organization: Guernsey

Apax Guernsey (Holdco) PCC Limited Apax X Cell

Third Floor, Royal Bank Place, 1 Glategny Esplanade,

St. Peter Port, Guernsey, GY1 2HJ

Place of Organization: Guernsey

Ignition Acquisition Holdings LP is a Delaware limited partnership.

Ignition Acquisition Holdings GP LLC is the general partner of Ignition Acquisition Holdings LP. Ignition Parent LP is the sole member of Ignition Acquisition Holdings GP LLC. Ignition GP LLC is the general partner of Ignition Parent LP. Ignition Topco Ltd is the sole member of Ignition GP LLC.

Apax X GP Co. Limited, in its capacity as investment manager of the Apax funds, holds 100% of the shares of Ignition Topco Ltd.

Apax Guernsey (Holdco) PCC Limited Apax X Cell is the sole parent of Apax X GP Co. Limited.

(d), (e)

During the last five years, none of the Reporting Persons nor, to their knowledge, any of the individuals listed in Exhibit 2 to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

On June 10, 2020 (“Initial Closing Date”), Ignition Acquisition Holdings LP (the “Investor”), an affiliate of Ignition Parent LP (“Apax”), acquired 500,000 shares of the Issuer’s Series A Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”), in connection with the initial closing (the “Initial Closing”) pursuant to that certain Investment Agreement, dated May 26, 2020, by and between Apax and the Issuer (as it may be amended from time to time, the “Investment Agreement”). Beginning on June 10, 2021, the Series A Preferred Stock will be convertible into shares of common stock, par value $0.01 per share of the Issuer at an initial conversion price of $17.75, subject to adjustment as provided in the Certificate of Designations (as defined below).

Apax received an Equity Commitment Letter (the “Commitment Letter”) from Apax X USD L.P., and Apax X EUR L.P. pursuant to which they agreed to directly or indirectly through one or more affiliated entities (together, the “Apax Funds”) purchase equity securities of Apax in an aggregate amount of (i) up to $500 million in cash, solely for the purpose of enabling Apax to meet its obligations under the Investment Agreement in connection with the Initial Closing, and (ii) up to $30 million in cash, solely for the purpose of enabling Apax to meet its obligations under the Investment Agreement in connection with the Second Closing, if applicable. The total amount of funds used by Apax to purchase the shares of Series A Preferred Stock in the Initial Closing as described in this Schedule 13D was $500 million, which was obtained from capital contributions of limited partners of certain funds advised by Apax Partners LLP.

Item 4.	Purpose of Transaction

On May 26, 2020, the Issuer entered into the Investment Agreement with Apax, pursuant to which, subject to certain closing conditions, Apax agreed to purchase, or cause an affiliate to purchase, in a private placement an aggregate of up to $530,000,000 newly issued Series A Preferred Stock of the Issuer as follows:

•	A total of 500,000 shares of the Series A Preferred Stock was purchased by the Investor on June 10, 2020 at a purchase price of $1,000 per share.

•

At the Issuer’s election, a second issuance of shares of Series A Preferred Stock to the Investor in an amount up to $30 million, at a price per share of $1,000 plus the amount of dividends accrued on a share of Series A Preferred Stock from and including the date of the Initial Closing Date through to but excluding the Second Closing Date (as defined herein). The second closing of the Series A Preferred Stock is conditioned upon satisfaction or waiver of certain customary closing conditions and will not occur prior to June 29, 2020, unless otherwise agreed to by the applicable investors, but in no event after June 30, 2020 (the date on which the second closing occurs, the “Second Closing Date” and together with the Initial Closing Date, the “Closing Dates”).

In accordance with the terms of the Investment Agreement, the Issuer has appointed Mr. Roy Mackenzie to the board of directors of the Issuer effective as of June 10, 2020.

The description of the Investment Agreement in Item 3 and this Item 4 is not intended to be complete and is qualified in its entirety by the agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

Each of the Reporting Persons acquired the shares of Series A Preferred Stock for investment purposes. Consistent with such purposes, the Reporting Persons may engage in communications with, without limitation, management, directors and shareholders (including Reporting Persons) of the Issuer, and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, governance matters and such other matters as the Reporting Persons may deem relevant to their investment in the Series A Preferred Stock and any Common Stock they then own, and with a view to maximizing stockholder value. Each Reporting Person intends to participate in and influence the affairs of the Issuer through the exercise of their respective voting rights with respect to any shares of the Series A Preferred Stock or Common Stock they then hold and through the exercise of their rights under the Investment Agreement.

Each of the Reporting Persons expects to continuously review such person’s investment in the Issuer and, depending on various factors, including but not limited to, the price of shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions, the Issuer’s business and prospects, and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals and the terms of the Investment Agreement, lend funds, invest in debt or similar investments issued by the Issuer, acquire additional shares of Common Stock, preferred stock of the Issuer or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements, dispose of or distribute some or all of its Series A Preferred Stock, Common Stock or such other securities or investments it owns or may subsequently acquire depending on various factors, including but not limited to, the price of shares of Common Stock, the terms and conditions of the transaction, the Issuer’s business and prospects, and prevailing market conditions, as well as liquidity and diversification objectives. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice.

Based on the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group, and the existence of any such group is expressly disclaimed.

Except as set forth in this Schedule 13D, or as would occur upon completion of any of the matters discussed in this Schedule 13D, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing any such transactions (including investment or strategic transactions) with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer

(a), (b)

Each of the Reporting Persons may be deemed to beneficially own the 500,000 shares of Series A Preferred Stock held by the Investor, which, subject to the below, are initially convertible into 28,169,000 shares of Common Stock representing 17.9% of the outstanding Common Stock (calculated based on 129,175,792 shares of common stock outstanding as of April 30, 2020 (as disclosed in the Form 10-Q filed by the Issuer on May 7, 2020) plus the 28,169,000 shares of Common Stock issuable upon conversion of 500,000 Series A Preferred Stock of the Issuer issued to the Investor on June 10, 2020).

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Exhibit 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 2, 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

On June 9, 2020, the Issuer filed with the Secretary of State of the State of Delaware a Certificate of Designations designating the Series A Preferred Stock (the “Certificate of Designations”) and establishing the powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions of the shares of Series A Preferred Stock. The Certificate of Designations became effective upon filing.

The Series A Preferred Stock rank senior to the shares of Common Stock with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Issuer. The Series A Preferred Stock has a liquidation preference of $1,000 per share. The holders of the Series A Preferred Stock will be entitled to a cumulative dividend at the rate of 7% per annum, payable quarterly in arrears, as set forth in the Certificate of Designations. Dividends will be payable in kind through the issuance of additional shares of Series A Preferred Stock for the first eight dividend payments following the initial issuance of Series A Preferred Stock, and thereafter, in cash or in kind, or in any combination of both, at the option of the Issuer.

The Series A Preferred Stock will be convertible at the option of the holders thereof at any time after the one-year anniversary of the Initial Closing Date into shares of Common Stock at an initial conversion price of $17.75 per share of Series A Preferred Stock and an initial conversion rate of 56.3380 shares of Common Stock per share of Series A Preferred Stock, subject to adjustment as provided in the Certificate of Designations. At any time after the three-year anniversary of the Initial Closing Date, if the closing price of the Common Stock exceeds $31.0625 per share, as may be adjusted pursuant to the Certificate of Designations, for at least 20 trading days in any period of 30 consecutive trading days, at the election of the Issuer, all or any portion of the Series A Preferred Stock will be convertible into the relevant number of shares of Common Stock.

Under the Certificate of Designations, after the expiration or earlier termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended with respect to any conversion of the Series A Preferred Stock, the holders of the Series A Preferred Stock will be entitled to vote with the holders of the Common Stock as a single class. The holders of the Series A Preferred Stock will be entitled to vote as a separate class with respect to, among other things, amendments to the Issuer’s organizational documents that have an adverse effect on the Series A Preferred Stock, authorizations or issuances by the Issuer of securities that are senior to, or equal in priority with, the Series A Preferred Stock, increases or decreases in the number of authorized shares of Series A Preferred Stock and issuances of shares of the Series A Preferred Stock after the Initial Closing Date, other than shares issued on the Second Closing Date, and any shares issued as dividends in kind with respect to shares of the Series A Preferred Stock issued on any of the Closing Dates or with respect to such shares issued as dividends in kind.

At any time after the six-year anniversary of the Initial Closing Date, the Issuer may redeem some or all of the Series A Preferred Stock for a per share amount in cash equal to: (i) the sum of (x) the liquidation preference thereof, plus (y) all accrued and unpaid dividends, multiplied by (ii) (A) 105% if the redemption occurs at any time after the six-year anniversary of the Initial Closing Date and prior to the seven-year anniversary of the Initial Closing Date or (B) 100% if the redemption occurs at any time after the seven-year anniversary of the Initial Closing Date.

Change of Control

Upon certain change of control events involving the Issuer, and subject to certain limitations set forth in the Certificate of Designations, each holder of the Series A Preferred Stock will either (i) receive such number of shares of Common Stock into which such holder is entitled to convert all or a portion of such holder’s shares of Series A Preferred Stock at the then-current conversion price, (ii) receive, in respect of all or a portion of such holder’s shares of Series A Preferred Stock, the greater of (x) the amount per share of Series A Preferred Stock that such holder would have received had such holder, immediately prior to such change of control, converted such share of Series A Preferred Stock into Common Stock and (y) a purchase price per share of Series A Preferred Stock, payable in cash, equal to the product of (A) 105% multiplied by (B) the sum of the liquidation preference and accrued dividends with respect to such share of Series A Preferred Stock, or (iii) unless the consideration in such change of control event is payable entirely in cash, retain all or a portion of such holder’s shares of Series A Preferred Stock.

Board Representation

Pursuant to the Investment Agreement, the Issuer agreed to increase the size of its board of directors (the “Board”) in order to appoint one individual designated by Apax (the “Apax Designee”) to the Board. Such Apax Designee will serve on the Board for a term expiring at next year’s annual meeting of the Issuer’s stockholders, effective immediately following the Initial Closing Date. For so long as Investor or its permitted transferees beneficially own at least 25% of the shares of Series A Preferred Stock purchased pursuant to the Investment Agreement on an as-converted basis, (i) Apax will have the right to designate the Apax Designee for election to the Board or, so long as Investor or its permitted transferees also hold shares of Series A Preferred Stock, appoint the Apax Designee to the Board and (ii) the Issuer has agreed to nominate and recommend an Apax Designee for election as a director at each annual meeting of the Issuer’s stockholders. Additionally, so long as Investor or its permitted transferees beneficially own at least 50% of the shares of Series A Preferred Stock purchased pursuant to the Investment Agreement on an as-converted basis, Apax will have the right to appoint one non-voting Board observer.

Preemptive Rights

Under the Investment Agreement, so long as the Investor or its permitted transferees beneficially own at least 25% of the shares of Series A Preferred Stock purchased pursuant to the Investment Agreement on an as-converted basis, subject to customary exceptions, the Issuer is required to give Apax notice of any proposed issuance by the Issuer of any shares of Common Stock or preferred stock, or any shares convertible into or exchangeable for such shares, no less than seven business days prior to the proposed date of issuance. The Investor is then entitled to purchase up to its pro rata share of the securities the Issuer proposes to issue at the same price as those disclosed in the notice.

Standstill and Transfer Restrictions

The Investor will be subject to certain standstill restrictions, until the later of the three-year anniversary of the Initial Closing Date and the date on which Apax no longer owns 25% of the shares of Series A Preferred Stock purchased pursuant to the Investment Agreement on an as-converted basis. Subject to certain customary exceptions, the Investor will be restricted from transferring the Series A Preferred Stock until the one-year anniversary of the Initial Closing Date.

Registration Rights

The Investor will have certain customary registration rights with respect to the Common Stock issuable upon conversion of the Series A Preferred Stock pursuant to the terms of a Registration Rights Agreement dated June 10, 2020 by and between the Issuer and the Investor.

The foregoing description of the terms of the Series A Preferred Stock, the Investment Agreement, the Certificate of Designations and the Registration Rights Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Investment Agreement and the exhibits thereto, which is attached hereto as Exhibit 3, and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

Exhibit 1	Joint Filing Agreement, dated as of July 2, 2020 among the Reporting Persons.

Exhibit 2	Directors and Executive Officers of Reporting Persons.

Exhibit 3	Investment Agreement, dated May 26, 2020, by and between Ignition Parent LP and KAR Auction Services, Inc. This agreement is incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 27, 2020.

Exhibit 4	Certificate of Designations of Series A Preferred Stock. This agreement is incorporated by reference to 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 10, 2020.

Exhibit 5	Registration Rights Agreement, dated June 10, 2020, by and between Ignition Acquisition Holdings LP and KAR Auction Services, Inc. This agreement is incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 10, 2020.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2020

Ignition Acquisition Holdings LP
By:	Ignition Acquisition Holdings GP LLC
Its:	General Partner

By:	/s/ Steven Kooyers
Name:	Steven Kooyers
Title:	Treasurer and Secretary

Ignition Acquisition Holdings GP LLC

By:	/s/ Steven Kooyers
Name:	Steven Kooyers
Title:	Treasurer and Secretary

Ignition Parent LP
By:	Ignition GP LLC
Its:	General Partner

By:	/s/ Steven Kooyers
Name:	Steven Kooyers
Title:	Treasurer and Secretary

Ignition GP LLC

By:	/s/ Steven Kooyers
Name:	Steven Kooyers
Title:	Treasurer and Secretary

Ignition Topco Ltd

By:	/s/ Mark Babbe
Name:	Mark Babbe
Title:	Director

Apax X GP Co. Limited

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

Apax Guernsey (Holdco) PCC Limited acting in respect of its Apax X Cell

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director